SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

ISCO International, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

46426P103

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue

New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

55,909,558

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

55,909,558

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,909,558

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.4%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

19,904,159

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,904,159

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,904,159

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

19,904,159

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

19,904,159

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,904,159

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, $.001 par value (the “Common Stock”) of ISCO International, Inc. (the “Issuer”) beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, “Elliott”), Elliott International, L.P. (“Elliott International”) and Elliott International Capital Advisors, Inc. (“EICA”)(collectively, the “Reporting Persons”) as of August 25, 2008 and amends and supplements the Schedule 13D dated April 7, 1999, as previously amended (the “Schedule 13D”). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$6,971,431

The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$7,515,272
ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On August 18, 2008, Manchester Securities Corporation, a wholly-owned subsidiary of Elliott “Manchester”), and Alexander Finance, L.P., an Illinois limited partnership, (“Alexander” and together with Manchester, the “Lenders”) entered into the August 2008 Loan Agreement (the “August Loan Agreement”) with the Issuer. Under the terms of the August Loan Agreement, the Lenders provided to the Issuer a credit line in the aggregate principal amount of $3 million and reduced the amount of advances that may be made under the 2008 Loan Agreement, dated May 29, 2008, between the Issuer and the Lenders, by $550,000. The indebtedness under the August Loan Agreement is evidenced by the Issuer’s 9½% Secured Convertible Notes (each a “2008 Convertible Note,” together the “2008 Convertible Notes”) due August 1, 2010. The Issuer issued a 2008 Convertible Note to Alexander in the principal amount not to exceed $1.65 million and a 2008 Convertible Note to Manchester in the principal amount not to exceed $1.35 million. Interest on the outstanding principal balance of the 2008 Convertible Notes accrues at 9½% per annum and the holders of the Convertible Notes have the right to convert the outstanding principal amount under the 2008 Convertible Notes, and all accrued but unpaid interest, at any time, in whole or in part, into shares of the Company’s common stock at an original conversion price of $0.20 per share, subject to certain anti-dilution adjustments.

The 2008 Convertible Notes are secured by the Seventh Amended and Restated Security Agreement, dated as of August 18, 2008, entered into by and among the Issuer, Manchester, Alexander and Clarity Communications Systems Inc., the subsidiary of the Issuer (“Clarity”). The Issuer’s obligations under the 2008 Convertible Notes are guaranteed by Clarity under the Amended and Restated Guaranty of Clarity.

On August 22, 2008, the Issuer drew down $450,000 of principal under Manchester’s 2008 Convertible Note, which is convertible into 2,250,000 shares of the Issuer’s Common Stock.

In connection with the August Loan Agreement and the issuance of the 2008 Convertible Notes, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Lenders dated August 18, 2008. Pursuant to the Registration Rights Agreement, the Issuer is required to file a registration statement under the Securities Act within 90 days of August 18, 2008 covering the resale of 15,000,000 shares of its common stock (the “Registrable Securities”), representing the potential number of shares of common stock issuable upon conversion of the maximum principal amount due on the 2008 Convertible Notes ($3 million) at the initial conversion price of $0.20 per share. Under the Registration Rights Agreement, the registration statement must be declared effective by the Securities and Exchange Commission (the “SEC”) within 180 days after August 18, 2008, or within 240 days of August 18, 2008 if the registration statement is reviewed by the SEC, or the Issuer will be obligated to make certain delay payments. The Issuer is also required to list the Registrable Securities on the American Stock Exchange by the same date the registration statement is required to be declared effective by the SEC.

The above agreements and their related documents are more fully described in the Issuer’s 8-K filed with the SEC on August 18, 2008.

Except as set forth herein and as previously disclosed on the Schedule 13D, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a)        Elliott beneficially owns an aggregate of 55,909,558 shares of Common Stock, comprised of: (i) 19,523,835 shares of Common Stock, (ii) 7,575,758 shares of Common Stock into which 5% Secured Convertible Notes issued on June 22, 2006 to Manchester converts, and (iii) 26,559,965 shares of Common Stock into which the Amended and Restated 7% Senior Secured Convertible Notes Due August 1, 2009 convert, and (iv) 2,250,000 issuable upon conversion of the outstanding principal amount of $450,000 under the Manchester’s 2008 Convertible Note. The 55,909,558 shares of Common Stock constitute 21.4% of all of the outstanding shares of Common Stock. Elliott’s beneficial ownership includes shares of Common Stock beneficially owned by Manchester, its wholly-owned subsidiary. The calculation of shares issuable upon conversion of the above convertible notes are based on principal amounts without the accrual of interest thereon.

Together, Elliott International and EICA beneficially own an aggregate of 19,904,159 shares of Common Stock, constituting 8.9% of all of the outstanding shares of Common Stock.

Elliott, Elliott International and EICA’s aggregate beneficial ownership of Common Stock equals 75,813,717 shares, comprising 29.1% of all of the outstanding shares of Common Stock.

(b)        Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated herein by reference herein.

(c)        There have been no transactions effected by the Reporting Persons within the past 60 days other than the transactions described in Item 4.

(d)        No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)	Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described in Item 4 and as previously disclosed in this Schedule 13D, there are no contracts, arrangement, understandings or relationships with respect to securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	August 26, 2008

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President